JOSEPH STONE CAPITAL, LLC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2016

JOSEPH STONE CAPITAL, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31,2016

TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66892

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JOSEPH STONE CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 OLD COUNTRY ROAD, SUITE 610
(No. and Street)

MINEOLA (City) NY (State) 11501 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JON NIXON 516-490-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEINTRAUB & ASSOCIATES, LLP
(Name – *if individual, state last, first, middle name*)

200 MAMARONECK AVE, SUITE 502 WHITE PLAINS NY 10601
(Address) (City) (State) (Zip Code)

CHECK ONE:







- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Damian Maggio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joseph Stone Capital, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE: New York

IN: Nassau Cty



JAMES VINCENT PARDY
Notary Public, State of New York
Registration #01PA6306395
Qualified In New York County
Commission Expires June 23, 2018

03/23/2017

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Joseph Stone Capital, LLC

We have audited the accompanying statement of financial condition of Joseph Stone Capital, LLC as of December 31, 2016, and the related statements of operations, changes in member's capital, and cash flows for the year then ended. These financial statements are the responsibility of Joseph Stone Capital, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Joseph Stone Capital, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I – Computation of Net Capital under Rule 15c3-1of the Securities and Exchange Commission, Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Joseph Stone Capital, LLC Exemption Report (Assertions Report) has been subjected to audit procedures performed in conjunction with the audit of Joseph Stone Capital, LLC's financial statements. The supplemental information is the responsibility of Joseph Stone Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Computation of Net Capital under Rule 15c3-1of the Securities and Exchange Commission, Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Joseph Stone Capital, LLC Exemption Report (Assertions Report) is fairly stated, in all material respects, in relation to the financial statements as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
March 23, 2017

JOSEPH STONE CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Assets		
Cash	$	78,484
Receivables from Clearing Firm		204,616
Clearing Deposit		25,000
Loan Receivable		35,700
Commission Advances		94,269
Prepaid Expenses		91,170
Total Assets	$	529,239

LIABILITIES AND MEMBER'S CAPITAL

Liabilities		
Accounts Payable & Accrued Expenses	$	68,437
Commissions Payable		175,608
Total Liabilities		244,045
Member's Capital		285,194
Total Liabilities and Member's Capital	$	529,239

See Accompanying Notes to Financial Statements.

JOSEPH STONE CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues	
Commissions	$ 5,523,283
Private Placement Fees	46,830
Other Income	166,778
Total Revenues	$ 5,736,891
Expenses	
Commission Expense	3,905,980
Clearing Charges	272,210
Execution Expenses	84,570
Insurance	35,082
Regulatory Fees	163,320
Professional Fees	314,908
Customer Write-Offs	35,517
Other Operating Expenses	98,927
Total Operating Expenses	4,910,514
Net Income	$ 826,377

See Accompanying Notes to Financial Statements.

JOSEPH STONE CAPITAL, LLC.
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2016

Balance - December 31, 2015	$	173,817
Member's Distributions		(715,000)
Net Income - For the Year Ended December 31, 2016		826,377
Balance - December 31, 2016	$	285,194

See Accompanying Notes to Financial Statements.

JOSEPH STONE CAPITAL, LLC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flows From Operating Activities		
Net Income		$ 826,377
Loss on Write Off of Furniture	$ 500	
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Increase in Receivables from Clearing Firm	(57,217)	
Increase in Loan Receivable	(35,700)	
Increase in Commission Advances	(41,554)	
Increase in Prepaid Expenses	(22,664)	
Increase in Accounts Payable and Accrued Expenses	61,066	
Increase in Commissions Payable	3,966	
		(91,603)
Net cash provided by operating activites		734,774
Cash Flows From Financing Activities		
Member's Distributions	(715,000)	
Net cash used by financing activities		(715,000)
Net Increase in Cash		19,774
Cash - Beginning of Period		58,710
Cash - End of Period		$ 78,484

See Accompanying Notes to Financial Statements

Note (1)-Nature of business:

Joseph Stone Capital. LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company engages in retail sales conducted on a fully disclosed agency basis, including buying and selling of stocks, options and mutual funds. The Company clears its securities transactions on a fully disclosed basis with another broker-dealer.

Note (2) - Summary of significant accounting policies:

(A) Revenue recognition:

Commission revenue and related commission expense are recorded on a trade date basis.

(B) Cash and cash equivalents:

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2016, there were no cash equivalents.

(C) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

(D) Income taxes:

The Company files income tax returns on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company will not pay any income taxes, as any income or loss will be included in the income tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. Federal and state income tax audits for all periods subsequent to 2012.

Note (2) Summary of significant accounting policies – cont'd

(E) Concentration of Credit Risk:

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not, handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm.

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

(F) Subsequent events evaluation:

Management has evaluated subsequent events through March 23, 2017 the date the financial statements were available to be issued.

Note (3) - Related Party:

The Company has a lease with an affiliate to occupy space at $600.00 a month.
Rent expense for the year ended December 31, 2016 was $7200.00. In addition, the Company has a loan receivable from the same affiliate in the amount of $ 35,700 at December 31, 2016.

Note (4) - Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $64,055 which exceeded its requirement of $16,270 by $47,785. The Company had a ratio of aggregate indebtedness to net capital of 3.81 to 1 at December 31, 2016.

Note (5) – Commitments and contingencies:

The Company is involved in various arbitrations arising in the normal course of business. In the opinion of management, the disposition of all such matters should not have a material adverse effect on the Company.

JOSEPH STONE CAPITAL, LLC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2016

SCHEDULE I

Members Capital			$	285,194
Non-allowable Assets:				
Commission Advances	$	94,269		
Prepaid Expenses		91,170		
Loan Receivable		35,700		
Total Non-Allowable Assets				221,139
Net Capital before Haircuts on Proprietary Positions				64,055
Less: Haircut				-
Net Capital				64,055
Minimum Net Capital Requirement - the greater of $5000 or 6-2/3% of aggregate indebtness of $244,045				16,270
Excess Net Capital			$	47,785
Ratio of Aggregate Indebtness to Net Capital				3.81 to 1
Schedule of Aggregate Indebtedness:				
Accounts Payable and Accrued Expenses	$	68,437		
Commissions Payable		175,608		
Total Aggregrate Indebtedness			$	244,045
Reconciliation with the Company's Computation (included in Part IIA of Form X-17-a-5 as of December 31,2016):				
Net Capital, as reported in the Company's Part IIA unaudited FOCUS Report		64,056		
Net Capital per above		64,055		
Difference			$	1
Explanation of Difference:				
Adjustment to Non-Allowable Assets				
Other Audit Adjustments			$	-

JOSEPH STONE CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2016

SCHEDULE II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2)(ii) of that rule.

JOSEPH STONE CAPITAL, LLC

**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

DECEMBER 31, 2016

SCHEDULE III

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)2(ii) of the rule.

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Joseph Stone Capital, LLC

We have reviewed management's statements, included in the accompanying Joseph Stone Capital, LLC's Exemption Report (Assertions Report), in which (1) Joseph Stone Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Joseph Stone Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Joseph Stone Capital, LLC stated that Joseph Stone Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Joseph Stone Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Joseph Stone Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
March 23, 2017



Joseph Stone
C A P I T A L

Joesph Stone Capital, LLC's Exemption Report(Assertions Report)

Joseph Stone Capital, LLc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the year ended December 31, 2016, without exception.

Joseph Stone Capital, LLC
I, Damian Maggio, Swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Title: _____CEO_____

March 23, 2017

Joseph Stone Capital, LLC
200 Old Country Road Suite 610   Mineola NY 11501
Toll Free: 866.866.1433 Phone: 516.267.7001 Fax: 516.267.7011 www.JosephStoneCapital.com

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Joseph Stone Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Joseph Stone Capital, LLC and SIPC, the Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc, solely to assist you and the other specified parties in evaluating Joseph Stone Capital, LLC's compliance with the applicable instructions of Form SIPC-7. Joseph Stone Capital, LLC's management is responsible for Joseph Stone Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016 with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
March 23, 2017

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended DEC 31, 2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SEC 8-69014
JOSEPH STONE CAPITAL, LLC
200 OLD COUNTRY ROAD, STE 610
MINEOLA, NY 11501

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jon Nixon (917) 703-1704

2. A. General Assessment (item 2e from page 2) $ 13,662.00

   B. Less payment made with SIPC-6 filed (exclude interest) (5729.00)

   11/02/2016
   Date Paid

   C. Less prior overpayment applied (0)

   D. Assessment balance due or (overpayment) 7933.00

   E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

   F. Total assessment balance and interest due (or overpayment carried forward) $ 7933.00

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $7933.00

   H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

___

___

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JOSEPH STONE CAPITAL, LLC
(Name of Corporation, Partnership or other organization)



[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 10 day of February, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2016
and ending 12/31/2016

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $5,736,891

2b. Additions:
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions 0.00

2c. Deductions:
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 272,210

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions 272,210

2d. SIPC Net Operating Revenues $5,464,681

2e. General Assessment @ .0025 $13661.70

(to page 1, line 2.A.)

2